UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 June 2013
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N      E      W      S                R      E      L      E      A      S      E

25 June 2013

CRH ANNOUNCES NON-EXECUTIVE BOARD APPOINTMENT

The Board of CRH plc is pleased to announce the co-option to the Board, with effect from 1st July 2013, of Mr. Donald A. McGovern, Jr. as a non-executive Director.

Mr. McGovern (62), a United States citizen, is currently Vice Chairman, Global Assurance at PricewaterhouseCoopers (PwC), a position he has held since July 2008.  Mr. McGovern will retire from PwC on 30 June 2013, following a 39 year career with the firm, during which time he directed the US firm's services for a number of large public company clients.  He has held various leadership roles in PwC and was, from July 2001 to June 2008, a member of, and past lead director for, the Board of Partners and Principals of the US firm as well as a member of PwC's Global Board.  He is a member of the American Institute of Certified Public Accountants and holds a Master's Degree in Business.

    CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000  FAX +353 1 404 1007
    E-MAIL: mail@crh.com   WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 25 June 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director